UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 7, 2019	ChipMOS TECHNOLOGIES INC.
(Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

2

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 jesse_huang@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FIRST QUARTER 2019 RESULTS

Q1’19 Highlights (as compared to Q4’18):

•	Revenue at US$144.6 Million Compared to US$161.1 Million, with Q1’19 Up 11.2% as Compared to Q1’18

•	March 2019 Revenue Increased 19.2%, as Compared to the month of February 2019

•	Retained Balance of Cash and Cash Equivalents at US$164.3 Million, with Net Debt Balance of US$191.1 Million

•

Completed Sale of 9.1 Million Common Shares of JMC ELECTRONICS CO., LTD. (“JMC”) in April, with Total Proceeds of NT$1,192.1 Million (Approximately US$38.6 Million); To Recognize Q2’19 Disposal Gain of NT$981.7 Million (Approximately US$31.8 Million) After the Deduction of Related Tax and Expenses; Continues to Own 10 Million Common Shares of JMC, Representing 10.0% of the Total Shares Outstanding.

•

Cash Dividend of NT$1.20 Per Common Share or Approximately US$0.78 Per ADS Will Be Distributed to Shareholders from Earnings and it’s Pending Shareholders’ Approval at Annual General Meeting (“AGM”) on June 10, 2019

Hsinchu, Taiwan - 5/7/2019 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the first quarter ended March 31, 2019. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$30.86 against US$1.00 as of March 29, 2019.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the first quarter of 2019 was NT$4,462.0 million or US$144.6 million, a decrease of 10.3% from NT$4,972.3 million or US$161.1 million in the fourth quarter of 2018 and an increase of 11.2% from NT$4,010.9 million or US$130.0 million for the same period in 2018. The first quarter normally represents the low period of the year for the industry followed by quarterly revenue growth. This is due to fewer working days around the Chinese New Year Holiday and semiconductor chain inventory rebalancing at the start of the New Year.

Net profit attributable to equity holders of the Company for the first quarter of 2019 was NT$193.7 million or US$6.3 million, and NT$0.27 or US$0.01 per basic common share, as compared to net profit attributable to equity holders of the Company for the fourth quarter of 2018 of NT$516.6 million or US$16.8 million, and NT$0.71 or US$0.02 per basic common share, and compared to net profit attributable to equity holders of the Company in the first quarter of 2018 of NT$22.8 million or US$0.7 million, and NT$0.03 or US$0.001 per basic common share. Net earnings for the first quarter of 2019 were US$0.17 per basic ADS, compared to US$0.46 per basic ADS for the fourth quarter of 2018 and US$0.02 per basic ADS in the first quarter of 2018.

S.J. Cheng, Chairman and President of ChipMOS, said, “We continue to take action in our business and focus on the priority growth drivers, while further improving our balance sheet and working to build value for investors. Customer demand remains healthy in our TDDI and 12” fine pitch COF businesses with growth expected to continue led by higher demand for new bezel-less smartphone panels, 4K TVs, displays and other applications. Importantly, we believe we have moved beyond the typical low season having reported 19.2% revenue growth for the month of March 2019, as compared to the month of February 2019. We expect to benefit from further gains in our TDDI, and 12” fine pitch COF business, along with new customer programs in our NAND flash business. Finally, we are pleased to have realized a return in April on our strategic investment in JMC. The proceeds will be used to further strengthen our Company’s financial structure, while increasing our balance of working capital and decreasing the debt ratio.”

Silvia Su, Vice President of Finance and Accounting, commented, “We grew our revenue 11.2%, improved our gross profit by 14.4% and operating profit by 23.6% compared to the same period in 2018. We continue to manage our business to profitability, with the right resource level and operating structure to fully support our customers and new growth opportunities, including those in our DDIC business. We ended the first quarter with a balance of cash and cash equivalents of US$164.3 million, and a net debt balance of US$191.1 million. This does not reflect the proceeds from our JMC share sale in April, which will be recognized in Q2’19. CapEx was US$20.4 million in the first quarter, with the majority invested in expanding our DDIC capacity to meet customer demand levels, mainly for TDDI wafer test and 12” fine pitch COF. Reflecting our commitment to building shareholder value, and confidence in our business and financial position, our Board proposed on March 7, 2019 that NT$1.2 per common share or approximately US$0.78 per ADS be distributed to shareholders from earnings. This is pending shareholders’ approval at our AGM on June 10, 2019.”

Selected Operation Data

	Q1’19		Q4’18
Revenue by segment
Testing		22.2%		23.5%
Assembly		23.1%		24.6%
LCD Driver		35.1%		33.7%
Bumping		19.6%		18.2%

CapEx	US$	20.4 million	US$	55.3 million
Testing		25.0%		21.0%
Assembly		7.3%		5.6%
LCD Driver		59.3%		69.5%
Bumping		8.4%		3.9%

Depreciation and amortization expenses	US$	29.1 million	US$	27.9 million

Utilization by segment
Testing		64%		73%
Assembly		58%		69%
LCD Driver		76%		81%
Bumping		79%		75%
Overall		70%		75%

Condensed consolidated statements of cash flows
	Period ended Mar. 31, 2019 US$ million	Period ended Mar. 31, 2018 US$ million
Net cash generated from (used in) operating activities	55.2	24.6
Net cash generated from (used in) investing activities	(50.7)	(70.6)
Net cash generated from (used in) financing activities	9.3	2.5
Net increase (decrease) in cash and cash equivalents	13.8	(43.5)
Effect of exchange rate changes on cash	0.1	(0.2)
Cash and cash equivalents at beginning of period	150.4	260.4
Cash and cash equivalents at end of period	164.3	216.7

Investor Conference Call / Webcast Details

ChipMOS will host two conference calls on Tuesday, May 7, 2019 to discuss the Company’s financial results for the first quarter of 2019.

1.	Date: Tuesday, May 7, 2019
Time: 4:00PM Taiwan (4:00AM New York)
Dial-In: +886-2-21928016
Password: 129606#
Replay Starting 2 Hours After Live Call Ends: www.chipmos.com
Language: Mandarin

2.	Date: Tuesday, May 7, 2019
Time: 8:00PM Taiwan (8:00AM New York)
Dial-In: +1-201-689-8562
Password: 13689697
Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 13689697
Webcast of Live Call and Replay: www.chipmos.com
Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with the Taiwan-IFRS, ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, interest expense, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the Taiwan-IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Mar. 31, 2019, Dec. 31, and Mar. 31, 2018

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2018
	USD	USD	USD
Revenue	144.6	161.1	130.0
Cost of revenue	(122.9)	(124.3)	(111.1)

Gross profit	21.7	36.8	18.9

Research and development expenses	(7.7)	(7.8)	(7.0)
Sales and marketing expenses	(0.4)	(0.5)	(0.4)
General and administrative expenses	(3.6)	(3.6)	(4.3)
Other operating income (expenses), net	0.3	0.8	1.1

Operating profit	10.3	25.7	8.3

Non-operating income (expenses), net	(2.1)	(3.3)	(6.7)

Profit (loss) before tax	8.2	22.4	1.6
Income tax benefit (expense)	(1.9)	(5.6)	(0.9)

Profit (loss) for the period	6.3	16.8	0.7

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	2.2	0.8	1.6
Profit (loss) on remeasurements of defined benefit plans	—	(1.9)	—
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	(1.0)	1.0	0.4
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	0.0	—	(0.0)
Income tax effect	0.2	0.2	(0.0)

Total other comprehensive income (loss)	1.4	0.1	2.0

Total comprehensive income (loss)	7.7	16.9	2.7

Profit (loss) attributable to the Company - basic	6.3	16.8	0.7

Earnings (loss) per share attributable to the Company - basic	0.01	0.02	0.001

Earnings (loss) per ADS equivalent - basic	0.17	0.46	0.02

Weighted average shares outstanding (in thousands) - basic	726,925	726,925	849,571

Profit (loss) attributable to the Company - diluted	6.3	16.8	0.7

Earnings (loss) per share attributable to the Company - diluted	0.01	0.02	0.001

Earnings (loss) per ADS equivalent - diluted	0.17	0.46	0.02

Weighted average shares outstanding (in thousands) - diluted	728,302	730,212	854,443

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$30.86 against US$1.00 as of Mar. 29, 2019. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Mar. 31, 2019, Dec. 31, and Mar. 31, 2018

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2018
	NTD	NTD	NTD
Revenue	4,462.0	4,972.3	4,010.9
Cost of revenue	(3,793.7)	(3,837.5)	(3,426.8)

Gross profit	668.3	1,134.8	584.1

Research and development expenses	(236.7)	(240.3)	(215.8)
Sales and marketing expenses	(11.6)	(14.8)	(11.0)
General and administrative expenses	(112.2)	(112.9)	(132.2)
Other operating income (expenses), net	10.4	25.1	32.4

Operating profit	318.2	791.9	257.5

Non-operating income (expenses), net	(64.3)	(100.8)	(207.8)

Profit (loss) before tax	253.9	691.1	49.7
Income tax benefit (expense)	(60.2)	(174.5)	(26.9)

Profit (loss) for the period	193.7	516.6	22.8

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	68.1	26.3	50.9
Profit (loss) on remeasurements of defined benefit plans	—	(60.0)	—
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	(31.5)	31.4	11.3
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	1.9	—	(0.9)
Income tax effect	6.3	5.7	(1.4)

Total other comprehensive income (loss)	44.8	3.4	59.9

Total comprehensive income (loss)	238.5	520.0	82.7

Profit (loss) attributable to the Company - basic	193.7	516.6	22.8

Earnings (loss) per share attributable to the Company - basic	0.27	0.71	0.03

Earnings (loss) per ADS equivalent - basic	5.33	14.21	0.54

Weighted average shares outstanding (in thousands) - basic	726,925	726,925	849,571

Profit (loss) attributable to the Company diluted	193.7	516.6	22.8

Earnings (loss) per share attributable to the Company - diluted	0.27	0.71	0.03

Earnings (loss) per ADS equivalent - diluted	5.32	14.15	0.53

Weighted average shares outstanding (in thousands) - diluted	728,302	730,212	854,443

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Mar. 31, 2019, Dec. 31, and Mar. 31, 2018

Figures in Millions of U.S. dollars (USD) (1)

	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2018
	USD	USD	USD
ASSETS
Current assets
Cash and cash equivalents	164.3	150.4	216.7
Current financial assets at amortized cost	5.5	5.5	—
Accounts and notes receivable, net	132.9	153.8	118.2
Inventories	54.0	57.7	57.9
Other current assets	19.8	17.8	16.1

Total current assets	376.5	385.2	408.9

Non-current assets
Financial assets at fair value through profit or loss	0.4	0.4	0.4
Financial assets at fair value through other comprehensive income	4.6	5.7	3.3
Non-current financial assets at amortized cost	3.2	3.2	—
Investments accounted for using equity method	125.9	125.2	137.1
Property, plant & equipment	535.5	545.0	509.2
Right-of-use assets	28.8	—	—
Other non-current assets	11.4	9.0	12.1

Total non-current assets	709.8	688.5	662.1

Total assets	1,086.3	1,073.7	1,071.0

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	9.7	—	33.9
Accounts payable and payables to contractors and equipment suppliers	40.7	69.8	40.9
Current lease liabilities	1.3	—	—
Long-term bank loans, current portion	24.2	24.2	69.5
Long-term lease obligations payable, current portion	—	0.6	0.4
Other current liabilities	70.7	73.6	55.9

Total current liabilities	146.6	168.2	200.6

Non-current liabilities
Long-term bank loans	293.1	293.0	243.1
Non-current lease liabilities	27.1	—	—
Long-term lease obligations payable	—	—	0.5
Other non-current liabilities	26.2	26.9	24.1

Total non-current liabilities	346.4	319.9	267.7

Total liabilities	493.0	488.1	468.3

EQUITY
Capital stock – common stock	244.0	244.0	287.2
Capital surplus	203.5	203.5	203.6
Retained earnings	171.6	165.4	140.3
Other equity interest	5.4	3.9	4.3
Treasury stock	(31.2)	(31.2)	(32.7)

Equity attributable to equity holders of the Company	593.3	585.6	602.7

Total equity	593.3	585.6	602.7

Total liabilities and equity	1,086.3	1,073.7	1,071.0

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$30.86 against US$1.00 as of Mar. 29, 2019. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Mar. 31, 2019, Dec. 31, and Mar. 31, 2018

Figures in Millions of NT dollars (NTD)

	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2018
	NTD	NTD	NTD
ASSETS
Current assets
Cash and cash equivalents	5,069.0	4,642.5	6,688.5
Current financial assets at amortized cost	171.2	169.2	—
Accounts and notes receivable, net	4,099.9	4,747.4	3,647.8
Inventories	1,667.0	1,778.8	1,785.1
Other current assets	612.3	550.2	496.0

Total current assets	11,619.4	11,888.1	12,617.4

Non-current assets
Financial assets at fair value through profit or loss	11.7	11.5	11.9
Financial assets at fair value through other comprehensive income	142.8	174.4	100.6
Non-current financial assets at amortized cost	99.2	99.1	—
Investments accounted for using equity method	3,884.5	3,863.7	4,231.0
Property, plant & equipment	16,524.7	16,819.6	15,714.6
Right-of-use assets	888.9	—	—
Other non-current assets	352.5	277.3	374.3

Total non-current assets	21,904.3	21,245.6	20,432.4

Total assets	33,523.7	33,133.7	33,049.8

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	300.0	—	1,046.6
Accounts payable and payables to contractors and equipment suppliers	1,256.2	2,154.4	1,261.2
Current lease liabilities	40.2	—	—
Long-term bank loans, current portion	748.1	747.4	2,144.0
Long-term lease obligations payable, current portion	—	17.8	12.0
Other current liabilities	2,180.8	2,270.6	1,725.5

Total current liabilities	4,525.3	5,190.2	6,189.3

Non-current liabilities
Long-term bank loans	9,044.3	9,042.1	7,502.9
Non-current lease liabilities	835.0	—	—
Long-term lease obligations payable	—	—	15.0
Other non-current liabilities	808.8	830.6	744.1

Total non-current liabilities	10,688.1	9,872.7	8,262.0

Total liabilities	15,213.4	15,062.9	14,451.3

EQUITY
Capital stock – common stock	7,528.3	7,528.6	8,861.4
Capital surplus	6,280.7	6,280.5	6,284.2
Retained earnings	5,298.3	5,104.5	4,328.7
Other equity interest	165.5	119.7	131.8
Treasury stock	(962.5)	(962.5)	(1,007.6)

Equity attributable to equity holders of the Company	18,310.3	18,070.8	18,598.5

Total equity	18,310.3	18,070.8	18,598.5

Total liabilities and equity	33,523.7	33,133.7	33,049.8

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Figures in Millions of U.S. dollars (USD))

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2018
	USD	USD	USD
Operating profit	10.3	25.7	8.3
Add: Depreciation	29.1	27.9	26.3
Interest income	0.5	0.5	0.3
Less: Capital expenditures	(20.4)	(55.3)	(41.0)
Interest expense	(1.4)	(1.3)	(1.3)
Income tax expense	(1.9)	(5.6)	(0.9)
Dividend	—	(8.3)	—

Non-GAAP free cash flow	16.2	(16.4)	(8.3)

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended
	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2018
	USD	USD	USD
Operating profit	10.3	25.7	8.3
Add: Depreciation	29.1	27.9	26.3

Non-GAAP EBITDA	39.4	53.6	34.6

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2018
	USD	USD	USD
Short-term bank loans	9.7	—	33.9
Long-term bank loans (including current portion)	317.3	317.2	312.6
Long-term lease obligations payable (including current portion)	—	0.6	0.9
Lease liabilities (including current portion)	28.4	—	—
Less: Cash and cash equivalents	(164.3)	(150.4)	(216.7)

Net debt	191.1	167.4	130.7

Equity attributable to equity holders of the Company	593.3	585.6	602.7

Net debt to equity ratio	32.2%	28.6%	21.7%